Mail Stop 4561

June 30, 2006

Mr. Michael V. Mecca
President and Chief Executive Officer
BH/RE, LLC
3667 Las Vegas Boulevard South
Las Vegas, NV 89109

      Re: **BH/RE, LLC**
               Form 10-K for Fiscal Year Ended December 31, 2005
               Filed March 31, 2006
               Form 10-Q for Fiscal Quarter Ended March 31, 2006
               Filed May 15, 2006
               File No. 0-50689

Dear Mr. Mecca:

We have reviewed your above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Financial Statements

Note 4. Property and Equipment, page 55

1.   We note your disclosure that $29.5M in land value as been allocated to the Timeshare Land. Your disclosure at page 8 indicates that such land was sold to Westgate in 2004. Please tell us, and revise in future filings to clarify, whether

you continue to hold an interest in such land. In your response, please tell us the nature of your agreement and amounts you expect to receive going forward, if any, related to the agreement and how you will account for such amounts. Include references to accounting literature that you relied on in your response.

Note 7. Long-Term Debt

Scheduled Maturities of Long-Term Debt, page 59

2.   Please provide us with a reconciliation between the amounts reported here and at page 35 and the long-term debt per the consolidated balance sheet.

Item 15. Exhibits and Financial Statement Schedule, page 75

Exhibits 31.1 and 31.2

3.   We note that your certifications include the title of the certifying individual in the "I, [identify the certifying individual], certify that:" line. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity for the year ended December 31, 2005 and the quarter ended March 31, 2006 and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Amanda Sledge, Staff Accountant, at (202) 551-3473 or the undersigned at (202) 551-3403 if you have questions.

Sincerely,

Steven Jacobs
Accounting Branch Chief